UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-39918

Almaden Minerals Ltd.

(Translation of registrant's name into English)

Suite 210 - 1333 Johnston Street

Vancouver, BC V6H 3R9

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 of Almaden Minerals Ltd. (File No. 333-252171).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Form of Placement Agency Agreement
99.2	Form of Securities Purchase Agreement
99.3	News release, dated March 16, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.

Date: March 16, 2021

By:	/s/ Douglas McDonald

Name:	Douglas McDonald

Title:	Vice President

2